SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 1-4982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GOSHEN RUBBER COMPANY, INC.

GRC EMPLOYEES 401(K)

SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PARKER-HANNIFIN CORPORATION

6035 PARKLAND BOULEVARD

CLEVELAND, OHIO 44124-4141

Goshen Rubber Company, Inc.

GRC Employees 401(k)

Savings Plan and Trust

Report of Independent Registered Public Accounting Firm

To the Participants and Board of Directors

Parker-Hannifin Corporation

Goshen Rubber Company, Inc. GRC Employees 401(k) Savings Plan and Trust

Cleveland, Ohio

We have audited the statements of net assets available for benefits of the Goshen Rubber Company, Inc. GRC Employees 401(k) Savings Plan and Trust as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Goshen Rubber Company, Inc. GRC Employees 401(k) Savings Plan and Trust as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cleveland, Ohio

June 18, 2009

McGladrey & Pullen, LLP is a member firm of RSM International

– an affiliation of separate and independent legal entities.

GOSHEN RUBBER COMPANY, INC.

GRC EMPLOYEES 401(K) SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS
Plan interest in Parker Master Savings Plan Trust at fair value (Notes 1, 2, & 3)	$7,422,663	$12,095,539
Participant loans	543,744	827,620

Total assets	7,966,407	12,923,159

LIABILITIES	—	—

Net Assets Available For Benefits At Fair Value	7,966,407	12,923,159
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	72,369	(1,391)

Net Assets Available for Benefits	$8,038,776	$12,921,768

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS
Plan interest in Parker Master Savings Plan Trust investment income	$—	$1,070,339

DEDUCTIONS
Plan interest in Parker Master Savings Plan Trust investment loss	2,534,786	—
Distributions to participants	2,340,719	1,016,775
Trustee fees and expenses	7,487	7,690

Total deductions	4,882,992	1,024,465

Net (decrease) / increase	(4,882,992)	45,874
Net Assets Available - Beginning of year	12,921,768	12,875,894

Net Assets Available - End of year	$8,038,776	$12,921,768

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation

The Goshen Rubber Company, Inc. GRC Employees 401(k) Savings Plan and Trust Plan’s (the “Plan”) interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus allocated investment income less actual distributions and administrative expenses. Quoted market prices or net asset values of shares are used to value the underlying investments in the Master Trust. The Plan presents in the Statements of Changes in Net Assets Available for Benefits, interest and dividend income and the net depreciation or appreciation in the fair value of its investments which consists of the realized gains and losses from the sale of investments and the unrealized appreciation and depreciation on investments held by the Master Trust.

Risks and Uncertainties

Management believes that the Plan’s investments are well diversified and do not create a significant concentration of interest rate, market or credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Participants assume all risk in connection with any decrease in the market price of any securities in all the Funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance companies and banks, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.

The credit and liquidity crisis in the United States and throughout the global financial system has resulted in substantial volatility in financial markets and the banking system. These and other economic events have had a significant adverse impact on investment portfolios. As a result, the Plan’s interest in the Master Trust investments may have experienced a decline in fair value since December 31, 2008.

Other

Purchases and sales of securities are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The financial statements of the Plan are prepared using the accrual method of accounting.

Benefit distributions are recorded when paid.

Certain prior period amounts have been reclassified to conform to the current year presentation.

NOTES TO FINANCIAL STATEMENTS, continued

2.	DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s provisions.

General

The Plan was established July 1, 1984 (and completely restated effective July 1, 2001) for the purpose of providing retirement benefits through voluntary salary reductions and employer contributions to employees of the, then, Goshen Rubber Companies, Inc. and its subsidiaries and affiliates. The Plan is a defined contribution plan intended to comply with Sections 401(a) and
401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

In December 1999, Goshen Rubber Companies, Inc. was acquired by and became a wholly owned subsidiary of Wynn’s International, Inc. (“Wynn’s”). In July 2000, Wynn’s was acquired by Parker-Hannifin Corporation (the “Company”). Subsequently, Goshen Rubber Companies, Inc. was merged into the Company.

Effective March 1, 2001, all Plan participants became eligible to participate in the Parker Retirement Savings Plan (the “Parker Plan”) and, as such, the Plan was amended to cease all contributions to the Plan and to close the Plan to new participants as of February 28, 2001.

Investment Elections

Participants may designate one or more of several available funds within the Parker Master Savings Plan Trust (the “Master Trust”) to allocate their investments. Investment elections may be changed at any time. Available funds are:

(a)	Parker-Hannifin Common Stock Fund (Company Stock Fund) – Invested primarily in common shares of the Company purchased on the open market. A participant’s account balance is limited to 50% of the total amount invested.

(b)	Vanguard Institutional Index Fund – Invested in stocks which comprise the S&P 500 Index.

(c)	Vanguard Extended Market Index Fund – Invested primarily in a large sampling of stocks that match certain characteristics of the Wilshire 4500 Corporation index.

(d)	Vanguard Institutional Developed Markets Index Fund – Invested in two Vanguard Funds – the European Stock Index Fund and the Pacific Stock Index Fund – which seek to track the performance of the MSCI EAFE Index.

(e)	Vanguard Total Bond Market Index Fund – Invested primarily in bonds and securities and attempts to track the performance of the Lehman Brothers Aggregate Bond Index (Fund available to participants effective July 1, 2008).

(f)	Contract Income Fund – Invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. Refer to Note 4 for a further description of this fund.

(g)	PIMCO Total Return Portfolio – Invested primarily in securities which have a fixed rate of return such as U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments. Prior to July 1, 2008, this investment election was referred to as the PIMCO Total Return Fund.

NOTES TO FINANCIAL STATEMENTS, continued

2.	DESCRIPTION OF THE PLAN (cont’d)

(h)	Victory EB Diversified Stock Fund – Invested primarily in a portfolio of common stocks of large publicly held companies and securities convertible into common stock.

(i)	AIM Mid Cap Core Equity Fund – Invested primarily in equity securities, including convertible securities, of mid-capitalization companies.

(j)	Sentinel Small Company Fund – Invested primarily in common stocks issued by small and medium-sized companies.

(k)	Dodge and Cox International Stock Fund – Invested primarily in equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets.

(l)	Fidelity Freedom Funds – Twelve mutual funds designed to help participants diversify their assets based on their life cycle. The Freedom Funds are invested in equities, fixed income and money markets based on the participant’s targeted retirement date.

(m)	Fidelity U.S. Bond Index Fund – Invested primarily in bonds included in the Lehman Brothers Aggregate Bond Index. (This fund was closed effective July 1, 2008; all investments were transferred to the Vanguard Total Bond Market Index Fund).

Participant Accounts

The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude benefits payable.

Vesting, Withdrawals and Distributions

Participants are fully vested at all times, accordingly, there are no forfeitures. In general, a participant’s account is only paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before- and/or after-tax contributions, subject to certain limitations and restrictions.

After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant’s designated beneficiary. The distribution may be deferred until the age of 70 1/2 if the participant’s interest exceeds $5,000. Distribution is in cash either in a single payment, quarterly installments, or by purchase of an annuity. If the participant’s account balance is less than $5,000, the participant is required to take a lump sum distribution. The Plan provides that mandatory or involuntary lump-sum distributions in an amount in excess of $1,000, but less than $5,000, shall only be made in the form of an automatic rollover IRA.

Participant Loans

The Plan has a loan provision which allows an active participant to borrow a minimum of $500 and up to the lesser of a) 50% of their account balance or b) $50,000 less the largest outstanding loan balance he/she had in the last 12 months. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to ten years for a residential loan. Participant loans are valued at their outstanding balances, which approximates fair value.

Administration of the Plan

The Company serves as the administrator of the Plan. Administrative fees are paid by the Company for active participants and by the participant if retired or terminated.

Plan Termination

The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. If the Plan were to terminate, participants would receive their account balances.

NOTES TO FINANCIAL STATEMENTS, continued

3.	INVESTMENTS

The investments of the Plan are held in a Master Trust with Fidelity Management Trust Company. The Master Trust was established for the investment of assets of the Plan and other Company sponsored retirement plans. The Plan’s interest in the net assets of the Master Trust is allocated based upon the respective participant balances within each fund for each plan. The Plan’s interest in the Master Trust’s investment income is not proportionate to its interest in the net assets due to the ability of participants to select investment options within the Master Trust. At December 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was approximately 0.5% and 0.7%, respectively. Administrative expenses are specifically allocated to the Plan.

The following represents the fair value of investments in the Master Trust at December 31, 2008 and 2007 (investments which exceed 5% of the Master Trust’s net assets in 2008 or 2007 are separately identified):

(Amounts in thousands)

	2008	2007
Cash and cash equivalents	$68	$24
Mutual funds:
PIMCO Total Return Fund	—	108,641
Vanguard Institutional Index Fund	103,291	173,829
Dodge and Cox International Stock Fund	72,872	152,425
Sentinel Small Company Fund	84,538	136,605
Others	297,529	396,677
Common / collective funds:
Victory EB Diversified Stock Fund	192,915	330,507
PIMCO Total Return Portfolio	115,738	—
Company common shares	172,757	246,826
Contract Income Fund	406,957	377,658
Participant loans	72,046	67,311

Total investments at fair value	$1,518,711	$1,990,503
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	18,092	(198)

Total investments	$1,536,803	$1,990,305

The following presents the investment (loss) income for the Master Trust for the years ended December 31, 2008 and 2007:

(Amounts in thousands)

	2008	2007
Net (depreciation) / appreciation in fair value of investments:
Company common shares	$(110,596)	$77,901
Common / collective funds	(117,878)	33,852
Mutual funds	(332,616)	17,760

	$(561,090)	$129,513
Investment Income:
Interest and dividends	52,692	72,319

	$(508,398)	$201,832

NOTES TO FINANCIAL STATEMENTS, continued

4.	CONTRACT INCOME FUND

The Contract Income Fund holds guaranteed investment contracts (GICs). Financial Accounting Standards Board Staff Position’s FSP AAG INV-1 and 94-4-1 (FSP) requires that fair value be based upon the standard discounted cash flow methodology as referred to in Statement of Financial Accounting Standards No. 107 for traditional and separate account GICs and be based upon market value for fixed maturity and constant duration synthetic GICs. All contracts are fully benefit-responsive.

As required by the FSP, the Statements of Net Assets Available for Benefits presents the Plan’s investments at fair value within the Master Trust as well as the adjustment of the Contract Income Fund investments from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

	2008	2007
Average yield based on actual earnings	4.66%	4.82%
Average yield based on interest rate credited to participants	4.72%	4.86%

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at book or contract value is probable.

NOTES TO FINANCIAL STATEMENTS, continued

5.	FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1 – Quoted prices for identical assets in active markets.

Level 2 – Quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; and model-derived valuations whose inputs are observable or whose significant assumptions are observable principally from or corroborated by observable market data through correlation.

Level 3 – Significant inputs to the valuation model are unobservable.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest input that is significant to the fair value measurement. Inputs used in valuing financial assets are not necessarily indicative of the risk associated with investing in the assets.

A summary of the assets that were measured at fair value on a recurring basis at December 31, 2008 follows:

(Amounts in thousands)

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan interest in Master Trust:
Cash and cash equivalents	$68	$68	$—	$—
Mutual funds	558,230	558,230	—	—
Common/collective funds	308,653	—	308,653	—
Company common shares	172,757	—	172,757	—
Contract income fund	406,957	—	406,957	—
Participant loans	72,046	—	—	72,046

The valuation techniques used to measure the fair values in the table above are as follows:

Cash and cash equivalents: Measured at fair value using quoted market prices.

Mutual funds: Measured at fair value using quoted market prices.

Common/collective funds: Measured at fair value using market observable inputs for similar assets in active markets.

Company common shares: Measured at fair value using market observable inputs for similar assets in active markets.

Contract income fund: Measured at fair value using a model that utilizes market observable inputs including index rates, duration rates, swap rates, and quoted market values from investment managers.

Participant loans: Valued at amortized cost, which approximates fair value.

NOTES TO FINANCIAL STATEMENTS, continued

5.	FAIR VALUE MEASUREMENTS (cont’d)

The following table shows the changes in fair value of assets measured on a recurring basis using unobservable inputs (Level 3) for the year ended December 31, 2008:

(Amounts in thousands)

Participant loans
Balance at December 31, 2007	$67,311
Unrealized gain	—
Purchases, sales, issuances, and settlements	4,735

Balance at December 31, 2008	$72,046

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 10, 2004, that the Plan and related trust comply with applicable sections of the Internal Revenue Code (IRC). Since receiving the determination letter the Plan has been amended to provide for various administrative changes including adding additional investment options. The Plan Administrator believes that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

7.	PARTY-IN-INTEREST

Certain Plan investments within the Master Trust are investment funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8.	FORM 5500 RECONCILIATION

Net Assets

	2008	2007
Net assets available for benefits per the financial statements	$8,038,776	$12,921,768
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(72,369)	1,391

Net assets available for benefits per Form 5500	$7,966,407	$12,923,159

Income (Loss)

2008
Total investment (loss) per the financial statements	$(2,534,786)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year	(72,369)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year	(1,391)

Total income (loss) per Form 5500	$(2,608,546)

GOSHEN RUBBER COMPANY, INC. GRC EMPLOYEES 401(K) SAVINGS PLAN AND TRUST

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2008

EIN 34-0451060

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*	Participant Loans	Participant loans - 6.0 - 8.75%	—	$543,774

*	Denotes party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOSHEN RUBBER COMPANY, INC. GRC EMPLOYEES 401(K) SAVINGS PLAN AND TRUST

BY:	Parker-Hannifin Corporation,
Plan Administrator

BY:	/s/ Timothy K. Pistell
Timothy K. Pistell Executive Vice President – Finance and Administration and Chief Financial Officer Parker-Hannifin Corporation, Plan Administrator

June 18, 2009